UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
BLADE AIR MOBILITY, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
092667104
(CUSIP Number)
DigitalBridge Group, Inc.
Attention: Geoffrey Goldschein, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, Florida 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July [10], 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DIGITALBRIDGE GROUP, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,345,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,345,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,345,735
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons DIGITALBRIDGE OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,345,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,345,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,345,735
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons CFI RE Holdco, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,345,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,345,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,345,735
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons ColPE Blade Holdco, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,345,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,345,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,345,735
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons ColPE Blade Investor, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,345,735
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,345,735

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,345,735
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) OO

Explanatory Note
This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by (i) ColPE Blade Investor, LLC, a Delaware limited liability company (“ColPE Investor”), (ii) ColPE Blade Holdco, LLC, a Delaware limited liability company (“ColPE Holdco”), (iii) CFI RE Holdco, LLC, a Delaware limited liability company (“CFI Holdco”), (iv) DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), a Delaware limited liability company (“DBOC”), and (v) DigitalBridge Group, Inc., a Maryland corporation (“DigitalBridge,” and collectively with ColPE Investor, ColPE Holdco, CFI Holdco and DBOC, the “Reporting Persons”) on May 19, 2021 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The title of the class of equity security to which the Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Shares”) of Blade Air Mobility, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 55 Hudson Yards, 14th Floor, New York, NY 10001.

Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
This statement on Schedule 13D is filed on behalf of the Reporting Persons. DigitalBridge is a leading global investment management firm, and the sole managing member of its operating company, DBOC. DBOC is the sole managing member of CFI Holdco, which is the sole managing member of ColPE Holdco, which is the sole managing member of ColPE Investor.
The principal business address of the Reporting Persons is 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
During the last five years, none of the Reporting Persons and, to their knowledge, none of the directors and executive officers listed on Annex A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The information set forth in Annex A hereto is incorporated by reference in this Item 2.

Item 5. Interest in Securities of the Issuer.
Item 5 (a)-(c) and (e) of the Schedule 13D is hereby amended and restated as follows:
(a) – (b) Each of the Reporting Persons may be deemed to beneficially own 3,345,735 shares of the Issuer’s Class A Common Stock held by ColPE Investor, which represents 4.3% of the Class A Common Stock outstanding. The calculations of beneficial ownership and voting power described herein are based on 77,346,018 shares of Class A Common Stock of the Issuer outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed on May 7, 2024.
(c) The transactions in the shares of Class A Common Stock effected in the past 60 days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference

(e) On July 11, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the
Issuer’s Class A Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2024	COLPE BLADE INVESTOR, LLC

	By:	/s/ Jacky Wu
Name: Jacky Wu
Title: Vice President

COLPE BLADE HOLDCO, LLC

	By:	/s/ Jacky Wu
Name: Jacky Wu
Title: Vice President

CFI RE HOLDCO, LLC

	By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITALBRIDGE OPERATING COMPANY, LLC

	By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Vice President

DIGITALBRIDGE GROUP, INC.

	By:	/s/ Geoffrey Goldschein
Name: Geoffrey Goldschein
Title: Chief Legal Officer and Secretary

SCHEDULE A

Trade Date	Buy/Sell	Shares	Price*
July 5, 2024	Sell	5,979	$3.50
July 8, 2024	Sell	2,936	$3.51
July 9, 2024	Sell	169,813	$3.44
July 10, 2024	Sell	821,272	$3.35
July 11, 2024	Sell	95,249	$3.491
July 12, 2024	Sell	512,851	$3.47

* The sale price reported is a weighted average price and do not reflect brokerage commission paid. The Reporting
Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares sold at each separate price for the transactions reported on this Schedule A

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS
DIGITALBRIDGE GROUP, INC.
The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of DigitalBridge Group, Inc. The business address of each director and executive officer is c/o DigitalBridge Group, Inc., 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

Directors and Executive Officers	Title/Principal Occupation	Citizenship
James Keith Brown	Director, DigitalBridge Group, Inc.	United States
Nancy A. Curtin	Director, DigitalBridge Group, Inc. Global Chief Investment Officer, AlTi Global, Inc.	United Kingdom
Jeannie H. Diefenderfer	Director, DigitalBridge Group, Inc. Founder and Chief Executive Officer, courageNpurpose, LLC	United States
Marc C. Ganzi	Chief Executive Officer and Director, DigitalBridge Group, Inc.	United States
Gregory J. McCray	Director, DigitalBridge Group, Inc. Chief Executive Officer, FDH Infrastructure Services	United States
Sháka Rasheed	Director, DigitalBridge Group, Inc. SVP, Strategic Banking & Wealth, Salesforce, Inc.	United States
Dale A. Reiss	Director, DigitalBridge Group, Inc.	United States
David M. Tolley	Director, DigitalBridge Group, Inc.	United States
Ian Schapiro	Director, DigitalBridge Group, Inc. Senior Advisor, Oaktree Capital Management	United States
Benjamin Jenkins	President, DigitalBridge Group, Inc.	United States
Thomas Mayrhofer	Chief Financial Officer DigitalBridge Group, Inc.	United States
Geoffrey Goldschein	Chief Legal Officer and Secretary DigitalBridge Group, Inc.	United States
Liam Stewart	Chief Operating Officer DigitalBridge Group, Inc.	United Sates

DIGITALBRIDGE OPERATING COMPANY, LLC
The following sets forth the name and position of each executive officer of DigitalBridge Operating Company, LLC. There are no directors of DigitalBridge Operating Company, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

Executive Officers	Title
Marc C. Ganzi	Chief Executive Officer
Ben Jenkins	President
Thomas Mayrhofer	Vice President and Treasurer
Liam Stewart	Vice President and Chief Operating Officer
Geoffrey Goldschein	Vice President and Secretary
Kristen Whealon	Vice President and Chief Compliance Officer

CFI RE Holdco, LLC
The following sets forth the name and position of each executive officer of CFI RE Holdco, LLC. There are no directors of CFI RE Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

Executive Officers	Title
Marc C. Ganzi	Chief Executive Officer and President
Jacky Wu	Vice President

COLPE BLADE HOLDCO, LLC
The following sets forth the name and position of each executive officer of ColPE Blade Holdco, LLC. There are no directors of ColPE Blade Holdco, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

Executive Officers	Title
Marc C. Ganzi	Chief Executive Officer and President
Jacky Wu	Vice President, Treasurer

COLPE BLADE INVESTOR, LLC
The following sets forth the name and position of each executive officer of ColPE Blade Investor, LLC. There are no directors of ColPE Blade Investor, LLC. Each executive officer is a citizen of the United States. The business address of each executive officer is c/o DigitalBridge Operating Company, LLC, 750 Park of Commerce Drive, Suite 210, Boca Raton, Florida 33487.

Executive Officers	Title
Marc C. Ganzi	Chief Executive Officer and President
Jacky Wu	Vice President, Treasurer